FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July , 2009

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES SHARE PLACEMENT OF US$192 MILLION

•        130.4 million shares placed at a price of Ps. 20.00 per share

•        ADSs placed at a price of US$ 5.90 per ADS

Mexico City, July 10, 2009 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced that the offering price for its shares and Ordinary Participation Certificates (CPOs) was fixed at Ps. 20.00 per share or CPO. The offering price for the American Depositary Shares (ADSs) is US$ 5.90 per ADS. Each CPO represents one share; each ADS represents four CPOs.

Trading of the newly issued ADSs and shares will begin today, July 10, 2009, on the New York Stock Exchange and the Mexican Stock Exchange (Bolsa Mexicana de Valores). Closing is expected to take place on July 15, 2009.

The registered public offering consisted of 130,434,783 shares, constituting an offer size of approximately US$192 million, excluding the over-allotment option, if any. All the shares have been sold. The international offering, in the United States and outside Mexico, consisted of 91,304,349 shares in the form of CPOs and ADSs, or 70% of the total shares offered. The Mexican offering consisted of 39,130,434 ordinary shares, or 30% of the total shares offered.

The underwriters have a thirty-day option to purchase an additional 19,565,217 shares (equivalent to US$29 million) to cover over-allotments, if any. Of this total, 13,695,652 shares were allocated to the international underwriters, and 5,869,565 shares were allocated to the Mexican underwriters. The shares being sold, including those subject to the over-allotment option, if any, total 150 million shares, and represent approximately 23.3% of ICA’s total equity, after giving effect to the offering.

Merrill Lynch & Co. is the global coordinator for the international offering, and Santander Investment Securities Inc. and Citigroup Global Markets Inc. are joint bookrunners for the international offering. Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander, Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, Integrante del Grupo Financiero Banamex, Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer, and Merrill Lynch México, S.A. de C.V., Casa de Bolsa are joint bookrunners for the Mexican offering.

You may request a copy of the prospectus supplement from Merrill Lynch & Co., 4 World Financial Center, 250 Vesey Street, New York, NY 10080, +1 (212) 419-1000, or on the Company’s website, www.ica.com.mx.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or

PRESS RELEASE

equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2009

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer